UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6/Final Amendment)

NEW PLAN EXCEL REALTY TRUST, INC.
(Name of Subject Company (Issuer))

Super MergerSub Inc.
Centro Properties Limited
(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share
(Title of Class of Securities)

648053106
(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,434,692,617	$105,445.06

*                      Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $33.15 per share by 103,610,637 shares of common stock issued and outstanding (the number of shares represented by New Plan Excel Realty Trust, Inc. in the Merger Agreement (as defined herein) to be issued and outstanding as of February 27, 2007).  The filing fee was previously paid with the original filing on Schedule TO on March 8, 2007.

☐                Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒              third-party tender offer subject to Rule 14d-1.

☐                issuer tender offer subject to Rule 13e-4.

☐                going-private transaction subject to Rule 13e-3.

☐                amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 6/Final Amendment to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2007, as amended by Amendment No. 2 thereto filed with the Commission on March 29, 2007, as amended by Amendment No. 3 thereto filed with the Commission on April 5, 2007, as amended by Amendment No. 4 thereto filed with the Commission on April 9, 2007, and as amended by Amendment No. 5 thereto filed with the Commission on April 12, 2007 (as so amended, the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase all outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and Amendment and Supplement No. 2 thereto, dated March 29, 2007, and as supplemented by the press releases dated April 5, 2007, April 9, 2007, and April 11, 2007, and the letter to New Plan stockholders dated April 12, 2007 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and as supplemented by the press release dated April 5, 2007 (as it may be further amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(J), (a)(1)(K), (a)(1)(L), (a)(1)(M), (a)(1)(N) and (a)(1)(O), respectively. This Schedule TO is being filed on behalf of Purchaser and Centro. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs thereto:

On April 19, 2007, Centro issued a press release announcing that the subsequent offering period of the Offer expired at 12:00 midnight, New York City time on April 18, 2007, and that Purchaser had accepted for payment all of the additional Shares that had been validly tendered pursuant to the subsequent offering period.  Approximately 22,096,621 additional Shares were tendered during the subsequent offering period which began on April 5, 2007.  Following the purchase of these Shares, as of the date hereof, Purchaser beneficially owns a total of approximately 91,202,530 Shares, representing approximately 88.0% of the outstanding Shares and approximately 86.8% of the vote of the outstanding Shares and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Shares in accordance with the terms of the Series D Preferred Shares), voting together as a class.

Purchaser also announced that it currently intends to exercise the Top-Up Option under the Merger Agreement.  Pursuant to the exercise of the Top-Up Option, Purchaser would purchase from New Plan, at the Offer Price, the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares already owned by Purchaser and its affiliates, constitutes one Share more than Shares representing a 90% Vote (taking into account Shares issued under the Top-Up Option).  Exercise of the Top-Up Option would permit Purchaser to effect a short-form merger of Purchaser into New Plan under Maryland law without the vote of or any other action by the other New Plan stockholders.

Purchaser also announced that if the Top-Up Option is exercised, it is anticipated that the short-form merger will become effective on or about April 20, 2007.

A press release announcing the results of the Offer is attached as an exhibit hereto and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(P)                             Press Release issued by Centro on April 19, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Super MergerSub Inc.

By:	/s/ John Hutchinson
Name: John Hutchinson
Title: Vice President

Centro Properties Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated:  April 19, 2007

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document
(a)(1)(P)	Press Release issued by Centro on April 19, 2007